EX - 99.77C



Meeting of Stockholders


On June 7, 2011 the Fund held its Annual Meeting of
Shareholders. The following
Director was elected by the following votes: Margaret Duffy 3,514,915 For, 779,155 Abstaining. David Dempsey, George Moore, Peter Hooper and Denis Kelleher continue to serve in their capacities as Directors of the Fund. The Annual Meeting of Shareholders was adjourned on June 7, 2011 and reconvened on July 21, 2011 at which time the shareholders approved the investment advisory agreement with Kleinwort Benson Investors International Ltd. ("KBII"). The shares voted in relation to KBII's appointment were as follows: 3,486,637 For, 1,059,798 Against and 98,987 Abstaining. Also, on July 21, 2011, Leona Nicholson resigned as President and Sean Hawkshaw was appointed to take her place as President and was also appointed as a Director of the Fund.